RMS

SEC 18005654

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section FEB 26 2018 Washington DC

SEC FILE NUMBER
8-34201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First State Financial Mangement

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 East Columbia
(No. and Street)

Farmington	MO	63640
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, PC
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road	St. Louis	MO	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Susan M. Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First State Financial Mangement, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALLY ELIZABETH CONWAY
Notary Public, Notary Seal
State of Missouri
St. Francois County
Commission # 15999968
My Commission Expires October 01, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FIRST STATE FINANCIAL MANAGEMENT, INC.

Year Ended December 31, 2017

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First State Financial Management, Inc.:

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of First State Financial Management, Inc. (the Company) as of December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First State Financial Management, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules titled Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission; and Schedule 3 – Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively referred to as the supplemental information) have been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming an opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cummings, Ristau & Associates, P.C.

We have served as the Company's auditor since 2002.

St. Louis, Missouri
February 12, 2018

FIRST STATE FINANCIAL MANAGEMENT, INC.

Table of Contents

December 31, 2017

FIRST STATE FINANCIAL MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	95,275
Money market fund with clearing organization		168,325
Notes receivable - officer and employee		36,000
Commissions receivable		301,519
Premises and equipment, net		201,455
Goodwill		1,532,096
Identifiable intangible assets, net of accumulated amortization of $27,230		98,446
Other assets		47,981
Total assets	$	2,481,097

Liabilities and Stockholder's Equity

Accrued expenses	$	230,835
Deferred income taxes payable		9,325
Total liabilities		240,160
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1 par value; 250,000 shares authorized 100,000 shares issued and outstanding		100,000
Additional paid-in capital		490,000
Retained earnings		1,650,937
Total stockholder's equity		2,240,937
	$	2,481,097

See accompanying notes to financial statements

First State Financial Management
Statement of Income
Year Ended December 31, 2017

Revenues:		
Commissions	$	2,082,726
Interest income		3,866
Other income		1,200
Total revenues		2,087,792
Expenses:		
Employee compensation and benefits		1,383,983
Occupancy and equipment		118,408
Office supplies and postage		35,639
Subscriptions and services		67,048
Clearing broker charges and expense		31,934
Telecommunications		5,453
Travel and entertainment		16,687
Advertising		13,344
Amortization of intangible assets		12,568
Other expenses		75,369
Total expenses		1,760,433
Net income before taxes		327,359
Income tax expense		118,042
Net income before taxes	$	209,317

See accompaning notes to financial statements

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

	Common Stock	Additional paid-in capital	Retained Earnings	Total
Balance at December 31,2016	$ 100,000	490,000	1,591,620	2,181,620
Net Income	0	0	209,317	209,317
Dividends	0	0	(150,000)	(150,000)
Balance at December 31, 2017	$ 100,000	490,000	1,650,937	2,240,937

See accompanying notes to financial statements

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	209,317
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense		42,373
Deferred income tax benefit		(10,984)
Increase in commissions receivable		(27,718)
Increase in accrued expenses		(3,810)
Other, net		28,488
Net cash provided by operating activities		237,666
Cash flows from investing activities - purchase of furniture and equipment		(17,779)
Cash flows from financing activities - dividends paid		(150,000)
Net increase in cash and cash equivalents		69,887
Cash and cash equivalents at beginning of year		193,713
Cash and cash equivalents at end of year	$	263,300
Supplemental information - cash paid for federal and state income taxes	$	110,307

See accompanying notes to financial statements.

FIRST STATE FINANCIAL MANAGEMENT, INC.

Notes to Financial Statements

December 31, 2017

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First State Financial Management, Inc. (the Company), a wholly owned subsidiary of First State Bancshares, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the laws of Missouri in 1985. The Company operates as a fully disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a settlement date basis, which does not differ materially from a trade date basis.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: building and improvements – seven to 39 years; furniture and fixtures – five to ten years; computer equipment – three years.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets, using observable market prices.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets consist of a book of business acquired in 2015. This identifiable intangible asset is being amortized on a straight-line basis over the estimated useful life of ten years. Amortization of identifiable intangible assets at December 31, 2017 will be $12,568 per year through 2024 and $10,470 in 2025.

The excess of the consideration given in the Company's acquisition by First State Bancshares, Inc. over the fair value of the net assets acquired is recorded as goodwill, an intangible asset on the Company's statement of financial condition. Goodwill is the Company's only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. No impairment write-downs were required in 2017.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of First State Bancshares, Inc. Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. Penalties and interest assessed by income taxing authorities are included in income tax expense in the year assessed, unless such amounts related to an uncertain tax position. The company had no uncertain tax positions at December 31, 2017.

The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement, carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date. Such a change occurred in 2017 with the December 22, 2017 enactment of the Tax Cuts and Jobs Act, which reduced the future federal income tax rate from 35% to 21%. The result of this revaluation was a net reduction of income tax expense of $5,773 recorded in the Company's 2017 operations.

The most recent examination of First State Bancshares, Inc.'s consolidated federal income tax returns covered the years ended December 31, 2004, 2003, and 2002. First State Bancshares, Inc. has not had a state income tax examination by the State of Missouri Department of Revenue for several years. The consolidated federal and state income tax returns of First State Bancshares, Inc. are generally subject to examination by the Internal Revenue Service or State of Missouri Department of Revenue for three years after such returns are filed.

Cash and Cash Equivalents
The Company considers the money market fund with its clearing organization to be a cash equivalent.

Subsequent Events
The Company has considered all events occurring subsequent to December 31, 2017 for possible disclosures through February 12, 2018, the date these financial statements were available to be issued.

NOTE 2- PREMISES AND EQUIPMENT
A summary of premises and equipment at December 31, 2017 is as follows:

Land	$	30,213
Building and improvements		398,162
Furniture, fixtures, and equipment		340,987
		769,362
Less accumulated depreciation		567,907
	$	201,455

Depreciation expense charged to operations for the year ended December 31, 2017 was $29,805.

The Company leases certain premises and equipment from its affiliate, First State Community Bank (as described more fully in note 4 below), as well as other premises under cancelable lease arrangements. Total rent expense incurred for the year ended December 31, 2017 was $78,225.

NOTE 3- INCOME TAXES
The components of income tax expense (benefit) for the year ended December 31, 2017 are as follows:

Current:	
Federal	$ 129,026
State	0
Deferred	(10,984)
	$ 118,042

FIRST STATE FINANCIAL MANAGEMENT, INC.

Notes to Financial Statements

(continued)

A reconciliation of expected income tax expense computed by applying the federal statutory rate of 35% to income before applicable income taxes for the year ended December 31, 2017 is as follows:

Expected statutory federal income tax	$ 114,576
State tax, net of related federal benefit	0
Change in deferred taxes for Federal income tax rate	(5,773)
Nondeductible meals and entertainment	2,100
Other, net	7,139
	$ 118,042

The tax effects of temporary differences which give rise to deferred tax liabilities at December 31, 2017 are presented below:

Premises and equipment	$ 6,556
Prepaid expense	2,769
Total deferred tax liabilities	$ 9,325

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has advanced Susan M. Evans, an officer of the Company, an insurance premium loan under a split-dollar life insurance arrangement. This is a zero interest loan payable on demand. The officer has executed a collateral assignment agreement that provides that the Company will be reimbursed from the policy value an amount equal to the cumulative premium advances upon the occurrence of specific events. Cumulative advances under this agreement to Ms. Evans totaled $36,000.

The Company occupies space inside certain First State Community Bank locations, another wholly owned subsidiary of First State Banschares, Inc. Rent is being charged to the Company on these facilities based on a percentage of the commission revenue generated at those facilities. Total rent expense incurred by the Company from First State Community Bank was $78,225 for the year ended December 31, 2017.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $209,240, which was $159,240, in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 1.15 To 1.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Company management is unaware of any legal matters that may have arisen in the normal course of business which could result in any material liability to the Company.

NOTE 7 – EMPLOYEE BENEFITS

The Company participates in a contributory 401(k) profit sharing plan sponsored by First State Bancshares, Inc. with provisions for Company matching contributions. Essentially all employees meeting certain age and service requirements are eligible to participate in the plan. Company matching contributions charged to expense totaled $40,875 in 2017.

SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Schedule 1

FIRST STATE FINANCIAL MANAGEMENT, INC.

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Net capital:	
Total stockholder's equity	$ 2,240,937
Deductions:	
Nonallowable assets:	
Excess cash in banks	0
Notes receivable - officer and employee	(36,000)
Commissions receivable	(119,500)
Premises and equipment	(201,455)
Goodwill	(1,532,096)
Identifiable intangible asset	(98,446)
Other nonallowable assets	(40,834)
Total nonallowable assets	(2,028,331)
Haircuts on money market fund with clearing firm	(3,366)
Net capital	$ 209,240
Aggregate Indebtedness:	
Accrued expenses	$ 230,835
Deferred income taxes payable	9,325
Total aggregate indebtedness	$ 240,160
Minimum net capital:	$ 50,000
Excess net capital	$ 159,240
Ratio of aggregate indebtedness to net capital	1.15 to 1
Reconciliation with Company computation of net capital:	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 212,684
Adjustment to commissions receivable	(3,074)
Adjustments to accrued expenses	(363)
Adjustments for interest earned not recorded	(7)
Net capital per above	$ 209,240

See accompanying report of independent registered public accounting firm.

FIRST STATE FINANCIAL MANAGEMENT, INC.

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

Customer funds held in excess	$ 0
Amount in reserve bank account	$ 0

See accompanying report of independent registered public accounting firm.

Schedule 3

FIRST STATE FINANCIAL MANAGEMENT, INC.

Information for Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. The Company is in compliance with the conditions of the exemption.

See accompanying report of independent registered public accounting firm.

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First State Financial Management, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Filed Pursuant to SEC Rule 17a-5, in which (1) First State Financial Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First State Financial Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the "exemption provisions") and (2) First State Financial Management, Inc. stated that First State Financial Management, Inc. met the identified exemption provisions through the most recent fiscal year without exception. First State Financial Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First State Financial Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 12, 2018

First State
Financial Management

Susan M. Evans, CFP®, CTFA, CLU, ChFC
President

February 12, 2018

Regarding: Exemption Report Pursuant to SEC Rule 18a-5

Pursuant to SEC Rule 18a-5, Susan M. Evans, President of First State Financial Management, Inc (FSFM) is making the following assertions regarding its exemption from SEC Rule 15c3-3.

FSFM is exempt from SE Rule 15c3-3 under section (k) (2) (ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Further, FSFM met the identified exemption provisions, without exception, throughout the most recent fiscal year ended December 31, 2017.

Susan M. Evans

225 E. Columbia St. – Farmington, MO 63640 Members: FINRA & SIPC
Office: (573) 756-8971 • (800) 748-7169 Fax: (573) 756-3431

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

The Board of Directors
First State Financial Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by First State Financial Management, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Company's internal financial records, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 12, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P O Box 92185 Washington, D.C 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

13*13*****2487*********************MIXED AADC 220
34201 FINRA DEC
FIRST STATE FINANCIAL MANAGEMENT INC
225 E COLUMBIA ST
FARMINGTON, MO 63640-3106

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

2 A General Assessment (item 2e from page 2) $ 1,432.23

B Less payment made with SIPC-6 filed (exclude interest) (646.88)

7/17/17
Date Paid

C Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 785.35

E Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F Total assessment balance and interest due (or overpayment carried forward) $ 785.35

G PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $ 785.35

H Overpayment carried forward $( )

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

First State Financial Management
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of January 20 18

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates 1/19/18 Postmarked 2/14/18 Received ____ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$2,090,872.
2b. Additions	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
(7) Net loss from securities in investment accounts.	
Total additions	2,090,872.
2c. Deductions	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products 902,061.38 228,924.61	1,130,986.
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions RBC Clearing Corp	
(4) Reimbursements for postage in connection with proxy solicitation	0
(5) Net gain from securities in investment accounts	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C) Rents-1,200 Interest Income-3,866 (Deductions in excess of $100,000 require documentation)	5,066.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	0
Total deductions	1,136,052
2d. SIPC Net Operating Revenues	$954,820
2e. General Assessment @ .0015	$1,432.23
	(to page 1, line 2.A.)